August 12, 2010

Via EDGAR and U.S. Mail

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp. Amendment No. 1 to Form S-3 Filed June 18, 2010
File No. 333-166061

Dear Ms. Jacobs:

On behalf of Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated August 2, 2010 to Mr. A. Dale Mayo, former President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed on June 18, 2010 (the “Form S-3”).  Capitalized terms used but not defined herein have the meaning ascribed to them in the Form S-3.

1.
We note that on July 26, 2010, you entered into a stock purchase agreement with Grassmere Partners related to the sale of 347,222 shares of your Class A common stock.  Please provide us with a detailed analysis regarding why this concurrent offering should not be integrated into your public offering and, specifically, whether your registration statement constituted a general solicitation for purposes of your concurrent offering.  Refer to Securities Act Release No. 8828 (Aug. 20, 2007) and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

Ms. Barbara C. Jacobs
August 12, 2010
Page Two

RESPONSE:

The private offering to Grassmere Partners was a separate, privately negotiated transaction that did not originate in any way with the filing of the Form S-3 as a general solicitation.  Grassmere Partners did not become familiar with the Company through the Form S-3.  Peter C. Brown, the Chairman of Grassmere Partners, has worked in various capacities for approximately 20 years in theatrical exhibition and entertainment industry and the Company understands that he was aware of the Company and its role in the industry prior to the filing of the Form S-3 in April 2010.  In fact, the Company was engaged in certain discussions with Mr. Brown in early 2010, prior to the initial filing of the Form S-3. Upon the retirement in June 2010 of A. Dale Mayo as Chief Executive Officer and President of the Company and his announcement that he would retire from the Board of Directors upon the completion of his current term, the Company began seeking candidates for the upcoming board vacancy.  In this capacity, the Company contacted Mr. Brown as a potential nominee for director of the Company.  As the ensuing discussions proceeded, Mr. Brown expressed an interest in making an equity investment, through Grassmere Partners, in the Company.  The Company and Mr. Brown reached agreement regarding such an investment, resulting in the private placement with Grassmere Partners.

The Form S-3 seeks to register the resale by existing securityholders of Company securities.  The Company is not offering to sell any securities directly pursuant to the Form S-3 and will not receive any proceeds from any sales made pursuant to the Form S-3. Even though the initial filing of the Form S-3 preceded the negotiation of the private placement, the Form S-3 was not intended to be, and in fact, as described above, did not serve as, a general solicitation with respect to the private placement. The private placement investor became interested in making the investment in the Company through a means other than the Form S-3 that did not involve a general solicitation.  Grassmere Partners (1) was not identified or contacted through the marketing of the public offering being registered on the Form S-3 and (2) did not independently contact the Company as a result of any general solicitation by means of the Form S-3.  Therefore, in accordance with Securities Act Release No. 8828 (Aug. 20, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, the Company believes that the Form S-3 did not serve as a form of a general solicitation and, accordingly, did not affect the availability of the Section 4(2) exemption from registration under the Securities Act of 1933, as amended, and further believes that the private placement to Grassmere Partners should not be integrated into the public offering being registered on the Form S-3.

2.
We note that Peter C. Brown, the chairman of Grassmere Partners, is named as a nominee for election to your board of directors in your definitive proxy statement filed on July 29, 2010.  Tell us what consideration you gave to disclosing your transaction

Ms. Barbara C. Jacobs
August 12, 2010
Page Three

with Grassmere Partners in your definitive proxy statement.  Refer to Item 13 of Form 10-K and Item 404(a) of Regulation S-K.

RESPONSE:

The transaction with Grassmere was being negotiated concurrently with the finalization of the proxy statement.  The terms of the Grassmere transaction were not settled in time to add language relating thereto into the proxy (which went to press in advance of its filing, posting and distribution to stockholders), as you suggest under Item 404(a) of Regulation S-K (reference is made to Item 7 of Schedule 14A and Item 13 of Form 10-K). Please note that the disclosure required under Item 404(a) was made by the Company in a timely Current Report on Form 8-K filed on July 30, 2010, and that this Form 8-K will be listed for incorporation by reference in the final prospectus filed for the Form S-3.

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We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely, /s/ Carol W. Sherman
Carol W. Sherman

cc:           Gary S. Loffredo